EXHIBIT 99.9

[FORM OF LETTER SENT TO ALL DIRECTORS OF REYNOLDS METALS COMPANY]

August 11, 1999

Mr. Jeremiah J. Sheehan
Chairman
Reynolds Metals Company
6601 West Broad Street
Richmond, VA 23261-7003

Dear Jerry,

It should now be clear that your exclusive duty on behalf of Reynolds' shareholders is to auction the company to the highest bidder, whether Alcoa or another company. We and your other large shareholders have been pushing you to explore a sale of the company since early this year. Unbeknownst to us, Alcoa made a written proposal in March to acquire Reynolds for $65 a share in Alcoa stock. You did not pursue this transaction which today is worth over $100 per Reynolds share based on the appreciation in Alcoa's shares since their proposal was made. Alcoa's letter to you yesterday indicates that the trading ratio of the two stocks over the past three years has been 1.58 excluding any control
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premium for Reynolds. At yesterday's closing price of 66 7/16 for Alcoa, this would also imply a price for Reynolds of well over $100 per share.

By not being proactive, you have allowed Alcoa to capitalize on the following three factors:

      .  Dissatisfaction amongst Reynolds' shareholders;
      . Yesterday's announcement of the Alcan/Pechiney/Algroup merger, effectively removing these three potential bidders for Reynolds; and
      . The market reaction to the three-way merger, which gave Alcoa the opportunity to propose a lower exchange ratio.

On behalf of all Reynolds shareholders we demand that you immediately form a special committee of independent directors with its own counsel and instruct Merrill Lynch to conduct an open auction for Reynolds. Your shareholders deserve nothing less and will hold you accountable if you fail to take this action now. A `just say no' response and the status quo is not an option.

We look forward to your response.

Sincerely,

/s/ Richard L. Grubman

Richard L. Grubman
Managing Director